

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

David Day
Chief Financial Officer
Magnite, Inc.
1250 Broadway,
15th Floor,
New York, New York 10001

      Re: Magnite, Inc.
          Form 10-K for period ended December 31, 2022 filed on February 22, 2023
          File No. 001-36384

Dear David Day:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology